Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Arch Chemicals, Inc.:

We consent to the use of our reports dated March 3, 2006, with respect to the consolidated balance sheets of Arch Chemicals, Inc. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference.

Our report on the consolidated financial statements refers to a change in the method of accounting for asset retirement obligations in 2005 and 2003.

KPMG LLP
Stamford, CT
May 4, 2006